SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Tropicana Entertainment Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   89708X 105
                                 (CUSIP Number)

                    Keith Schaitkin, Deputy General Counsel
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 8, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Partners  Master  Fund  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        4,951,455

8     SHARED  VOTING  POWER
        0

9     SOLE  DISPOSITIVE  POWER
        4,951,455

10     SHARED  DISPOSITIVE  POWER
        0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        4,951,455

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        / /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        18.82%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Partners  Master  Fund  II  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        2,064,794

8     SHARED  VOTING  POWER
        0

9     SOLE  DISPOSITIVE  POWER
        2,064,794

10     SHARED  DISPOSITIVE  POWER
        0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        2,064,794

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        / /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        7.85%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Partners  Master  Fund  III  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Cayman  Islands

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        783,368

8     SHARED  VOTING  POWER
        0

9     SOLE  DISPOSITIVE  POWER
        783,368

10     SHARED  DISPOSITIVE  POWER
        0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        783,368

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        2.98%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Offshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        7,799,617

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        7,799,617

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        7,799,617

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        29.64%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Partners  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        4,864,562

8     SHARED  VOTING  POWER
        0

9     SOLE  DISPOSITIVE  POWER
        4,864,562

10     SHARED  DISPOSITIVE  POWER
        0

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        4,864,562

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        18.49%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Onshore  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        4,864,562

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        4,864,562

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        4,864,562

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        18.49%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Capital  LP

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        12,664,179

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        12,664,179

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        12,664,179

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        48.13%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        IPH  GP  LLC

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        12,664,179

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        12,664,179

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        12,664,179

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        48.13%

14     TYPE  OF  REPORTING  PERSON
        OO

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Enterprises  Holdings  L.P.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        12,664,179

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        12,664,179

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        12,664,179

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        48.13%

14     TYPE  OF  REPORTING  PERSON
        PN

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Icahn  Enterprises  G.P.  Inc.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        12,664,179

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        12,664,179

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        12,664,179

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        48.13%

14     TYPE  OF  REPORTING  PERSON
        CO

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Beckton  Corp.

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS
        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        Delaware

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        12,664,179

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        12,664,179

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        12,664,179

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        48.13%

14     TYPE  OF  REPORTING  PERSON
        CO

                                  SCHEDULE 13D

CUSIP No. 89708X 105

1     NAME  OF  REPORTING  PERSON
        Carl  C.  Icahn

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
        (a) / /
        (b) / /

3     SEC  USE  ONLY

4     SOURCE  OF  FUNDS

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d)  or  2(e)     /  /

6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States  of  America

NUMBER  OF  SHARES  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON  WITH:

7     SOLE  VOTING  POWER
        0

8     SHARED  VOTING  POWER
        12,664,179

9     SOLE  DISPOSITIVE  POWER
        0

10     SHARED  DISPOSITIVE  POWER
        12,664,179

11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
        12,664,179

12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        /  /

13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
        48.13%

14     TYPE  OF  REPORTING  PERSON
        IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $0.01 (the "Shares"), issued by Tropicana Entertainment Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 3930 Howard Hughes Parkway, 4th Floor, Las Vegas, Nevada 89169.

Item 2. Identity and Background

     The persons filing this statement are Icahn Partners Master Fund LP ("Icahn Master"), Icahn Partners Master Fund II LP ("Icahn Master II"), Icahn Partners Master Fund III LP ("Icahn Master III"), Icahn Offshore LP ("Icahn Offshore"), Icahn Partners LP ("Icahn Partners"), Icahn Onshore LP ("Icahn Onshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of (i) Icahn Offshore, Icahn Partners, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, (ii) Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands, and (iii) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is the general partner of Icahn Partners. Icahn Capital is the general partner of each of Icahn Offshore and Icahn Onshore. Icahn Enterprises Holdings is the sole member of IPH, which is the general partner of Icahn Capital. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl
C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 92% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

     Each of Icahn Master, Icahn Master II, Icahn Master III and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

     Carl  C.  Icahn's  present principal occupation or employment is serving as
(i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a New York Stock Exchange listed diversified holding company engaged in a variety of businesses, including investment management, automotive, metals, gaming, railcar, food packaging, real estate and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The  Reporting  Persons  hold,  in  the  aggregate,  12,664,179  Shares.

     On March 8, 2010, Tropicana Entertainment, LLC (the "Debtor") consummated the Restructuring Transactions (as defined below). Of the 12,664,179 Shares,
11,880,021 Shares were issued to the Reporting Persons in connection the consummation of the transactions pursuant to (i) that certain First Amended Joint Plan of Reorganization of Debtor and Certain of Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") in Case No. 08-10856 on November 3, 2009 (including all exhibits thereto, as amended, modified, supplemented, or revised, the "First Amended Plan"), including the Plan Supplement in Support of Debtors' First Amended Joint Plan of Reorganization of Tropicana Entertainment, LLC and Certain of Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code filed with the Bankruptcy Court in Case No. 08-10856 on April 10, 2009 (as amended, modified, supplemented, or revised by filings with the Bankruptcy Court on May 1, 2009, October 7, 2009, November 3, 2009 and thereafter, the "Plan Supplement," and together with the First Amended Plan, the "Plan") and (ii) the Amended and Restated Purchase Agreement, dated as of November 20, 2009, as amended ("Tropicana AC APA"), among Adamar of New Jersey, Inc., Manchester Mall, Inc., a New Jersey corporation, the Honorable Gary S. Stein, the Debtor, Ramada New Jersey Holdings Corporation, a New Jersey corporation, Atlantic-Deauville, Inc., a New Jersey corporation, Adamar Garage Corporation, a New Jersey corporation, Ramada New Jersey, Inc., a New Jersey corporation, Credit Suisse, Tropicana Entertainment Inc., a Delaware corporation, Assignee and Tropicana AC Sub Corp., a New Jersey corporation (the "Restructuring Transactions" or the "Restructuring"). The Reporting Persons were formerly Lenders under the Debtor's credit facility (the "OpCo Facility").

     In connection with the Issuer's emergence from bankruptcy, the Issuer entered into a credit agreement, dated as of December 29, 2009 (the "Exit Facility"). The Reporting Persons are lenders under the Exit Facility and hold over 50% of the loans under the Exit Facility. In addition, an affiliate of the Reporting Persons is the administrative agent under the Exit Facility. Pursuant to the Exit Facility, the lenders, including the Reporting Persons, were issued warrants to purchase the Issuer's stock (the "Warrants") (see Exhibit 2 for the Form of Warrant). Pursuant to the Warrants, which the Reporting Persons exercised on March 9, 2010 for an aggregate exercise price of $7,841.58, the Reporting Persons acquired 784,158 Shares.

Item 4. Purpose of Transaction

     Mr. Icahn is a director of the Board of Directors of the Issuer. As a director and as a significant shareholder, Mr. Icahn may regularly interact with management and the other directors to discuss operational, strategic and other business issues affecting the Issuer.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer in the open market or otherwise. They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 12,664,179 Shares, representing approximately 48.13% of the Issuer's outstanding Shares (based upon the 26,312,500 Shares expected to be outstanding according to the Issuer's Form 10 filed with the Securities and Exchange Commission on November 10, 2009, as amended).

     (b) Icahn Master has sole voting power and sole dispositive power with regard to 4,951,455 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 2,064,794 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 783,368 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,864,562 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item
2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares (other than the Shares received by the Reporting Persons in connection with the consummation of the Restructuring Transactions (see Item 3)) effected during the past sixty (60) days by any of the Reporting Persons. The transactions reported below all relate to the exercise of Warrants by the Reporting Persons (see Item
3).  The  exercise  price  for each Share issuable under the Warrants was $0.01.

Name of
Reporting                 Date  of         No. of Shares      Exercise Price Per
Person                    Transaction      Purchased          Share (U.S.$)
---------                 -----------      -------------      ------------------
Icahn Partners LP        March 9, 2010          285,578            $2,855.78
Icahn Partners Master    March 9, 2010          332,430            $3,324.30
  Fund LP
Icahn Partners Master    March 9, 2010          120,513            $1,205.13
  Fund II LP
Icahn Partners Master    March 9, 2010           45,637              $456.37
  Fund III LP


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     In connection with acting as lenders under the Exit Facility (see Item 3), Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP, each received warrants to purchase Shares at an exercise price of $0.01 (see Exhibit 2 for the Form of Warrant). On March 9, 2010, each of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP exercised their warrants and were issued 285,578 Shares, 332,430 Shares, 120,513 Shares and 45,637 Shares, respectively.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material  to  be  Filed  as  Exhibits

     1.   Joint Filing  Agreement  of  the  Reporting  Persons

     2.   Form  of  Warrant

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March  9,  2010


BECKTON  CORP.
ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

ICAHN  ENTERPRISES  G.P.  INC.

     By:  /s/Dominick Ragone
          ------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN










        [Signature Page of Schedule 13D - Tropicana Entertainment Inc.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Tropicana Entertainment, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 9th day of March, 2010.

BECKTON  CORP.
ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

ICAHN  ENTERPRISES  G.P.  INC.

     By:  /s/Dominick Ragone
          ------------------
          Name:  Dominick  Ragone
          Title:  Chief  Financial  Officer


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN












     [Signature Page of Joint Filing Agreement to Schedule 13D - Tropicana
                              Entertainment Inc.]

SCHEDULE A

           DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
Name                                  Position
----                                  --------
Icahn  Offshore  LP                   General  Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  PARTNERS  LP
Name                                  Position
----                                  --------
Icahn  Onshore  LP                    General  Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  ONSHORE  LP
ICAHN  OFFSHORE  LP
Name                                  Position
----                                  --------
Icahn  Capital  LP                    General  Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN  CAPITAL  LP
Name                                  Position
----                                  --------
IPH GP LLC                            General Partner
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


IPH  GP  LLC
Name                                  Position
----                                  --------
Icahn Enterprises Holdings L.P.       Sole Member
Carl C. Icahn                         Chief  Executive  Officer
Keith  A.  Meister                    Managing  Director
Vincent  J.  Intrieri                 Managing  Director
Irene  March                          Chief  Financial  Officer
Edward  E.  Mattner                   Authorized  Signatory
Gail  Golden                          Authorized  Signatory
Dana  Witkin                          Director  of  Investor  Relations
Keith  Cozza                          Chief  Compliance  Officer
Anthony  Canova                       Controller


ICAHN ENTERPRISES HOLDINGS L.P.
Name                                  Position
----                                  --------
Daniel Ninivaggi                      President*
Icahn Enterprises G.P. Inc.           General Partner


ICAHN ENTERPRISES G.P. INC.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman
Keith A. Meister                      Vice Chairman, Principal Executive Officer
William A. Leidesdorf                 Director
Jack G. Wasserman                     Director
James L. Nelson                       Director
Vincent J. Intrieri                   Director
Daniel Ninivaggi                      President*
Dominick Ragone                       Chief Financial Officer
Felicia P. Buebel                     Assistant Secretary
Craig Petit                           Vice President/Taxes


BECKTON CORP.
Name                                  Position
----                                  --------
Carl C. Icahn                         Chairman of the Board; President
Jordan Bleznick                       Vice President/Taxes
Edward E. Mattner                     Authorized Signatory
Keith Cozza                           Secretary; Treasurer








* Daniel Ninivaggi is excepted to commence as President between March 15, 2010 and April 15, 2010.

                                                                       EXHIBIT 2

                                FORM OF WARRANT

THE SECURITY REPRESENTED BY THIS CERTIFICATE WAS ORIGINALLY ISSUED ON MARCH 8, 2010, AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT IS NON-TRANSFERABLE, AND IS SUBJECT TO CERTAIN OTHER RESTRICTIONS SET FORTH HEREIN, AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE SUBJECT TO CERTAIN TRANSFER AND OTHER RESTRICTIONS PURSUANT TO CERTAIN "GAMING LAWS" (AS DEFINED HEREIN). THE ISSUER HEREOF (AS DEFINED BELOW, THE "COMPANY") RESERVES THE RIGHT TO REFUSE THE TRANSFER OF THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT EXCEPT IN ACCORDANCE WITH THE TERMS AND CONDITIONS OF THIS WARRANT, A COPY OF WHICH SHALL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE REGISTERED HOLDER HEREOF UPON WRITTEN REQUEST.

THE COMPANY IS CURRENTLY LICENSED OR REGISTERED OR HAS APPLIED FOR A LICENSE OR REGISTRATION WITH CERTAIN "GAMING AUTHORITIES" (AS DEFINED HEREIN) AND IS SUBJECT TO CERTAIN GAMING LAWS. THE PURPORTED SALE, ASSIGNMENT, TRANSFER,
RESTRICTION OF TRANSFER, PLEDGE, NEGATIVE PLEDGE, GRANTING OF ANY OPTION TO PURCHASE OR OTHER SIMILAR TRANSACTION INVOLVING SUCH WARRANT SHALL BE
INEFFECTIVE UNLESS IN ACCORDANCE WITH THE APPLICABLE GAMING LAWS WHICH MAY INCLUDE PRIOR APPROVAL OF ONE OR MORE GAMING AUTHORITIES. IF AT ANY TIME A REGISTERED HOLDER HEREOF BECOMES AN "UNSUITABLE PERSON" (AS DEFINED HEREIN), THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT SHALL BE SUBJECT TO REPURCHASE PURSUANT TO THE TERMS SET FORTH HEREIN. BEGINNING ON THE DATE WHEN A GAMING AUTHORITY SERVES NOTICE OF UNSUITABILITY UPON THE COMPANY, OR THE DATE WHEN THE REGISTERED HOLDER OTHERWISE BECOMES AN UNSUITABLE PERSON, IT SHALL BE UNLAWFUL FOR THE UNSUITABLE PERSON: (A) TO RECEIVE ANY DIVIDEND OR INTEREST OR ANY PAYMENT OR DISTRIBUTION OF ANY KIND, INCLUDING OF ANY SHARE OF THE DISTRIBUTION OF PROFITS OR CASH OR ANY OTHER PROPERTY, OR PAYMENTS UPON DISSOLUTION, FROM THE COMPANY, OTHER THAN A RETURN OF CAPITAL AS REQUIRED ABOVE;
(B) TO EXERCISE DIRECTLY OR THROUGH ANY PROXY, TRUSTEE OR NOMINEE ANY VOTING RIGHT CONFERRED BY THE REGISTERED HOLDER'S INTEREST IN THE COMPANY; (C) TO PARTICIPATE IN THE MANAGEMENT OF THE COMPANY; (D) TO RECEIVE ANY REMUNERATION (OTHER THAN THE REPURCHASE PRICE) IN ANY FORM FROM THE COMPANY OR FROM ANY COMPANY HOLDING A GAMING LICENSE FOR SERVICES RENDERED OR OTHERWISE; OR (E) TO CONTINUE IN AN OWNERSHIP OR ECONOMIC INTEREST IN THE COMPANY OR ANY "AFFILIATED COMPANY" (AS DEFINED HEREIN).

IN ADDITION, THE SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THIS WARRANT ARE SUBJECT TO RESTRICTIONS AND RIGHTS OF REPURCHASE CONTAINED IN THE COMPANY'S ARTICLES OF INCORPORATION, AS THE SAME MAY BE AMENDED FROM TIME TO TIME.


                          TROPICANA ENTERTAINMENT INC.

                             STOCK PURCHASE WARRANT
                             ----------------------

Date of Issuance:  March 8, 2010                          Certificate No. W-[__]

     FOR VALUE RECEIVED, Tropicana Entertainment Inc., a Delaware corporation (the "Company"), hereby grants to [______________] (the "Registered Holder") the right to purchase from the Company [______________] shares of Warrant Stock at a price per share of $0.01 (as adjusted from time to time hereunder, the "Exercise Price"). This Warrant is one of several warrants (collectively, the "Warrants") issued pursuant to the terms of the Credit Agreement, dated as of December 29, 2009 (the "Credit Agreement"), between the Company and certain lenders. Certain capitalized terms used herein are defined in Section 4. The amount and kind of securities obtainable pursuant to the rights granted hereunder and the purchase price for such securities are subject to adjustment pursuant to the provisions contained in this Warrant.

     This  Warrant  is  subject  to  the  following  provisions:

     Section  1.     Exercise  of  Warrant

     1A. Exercise Period. The Registered Holder may exercise, in whole or in part, the purchase rights represented by this Warrant at any time and from time to time after the Date of Issuance to and including June 5, 2010 (the "Exercise Period"). The Company shall give the Registered Holder written notice of the expiration of the Exercise Period at least 30 days but not more than 60 days prior to the end of the Exercise Period.

     1B.  Exercise  Procedure

     (i)This Warrant shall be deemed to have been exercised when the Company has received all of the following items (the "Exercise Time"):

          (a) a completed Exercise Agreement, as described in paragraph 1C, executed by the Person exercising all or part of the purchase rights represented by this Warrant (the "Purchaser");

          (b) this Warrant; and

          (c) a check payable to the Company in an amount equal to the product of the Exercise Price multiplied by the number of shares of Warrant Stock being purchased upon such exercise (the "Aggregate Exercise Price").

     (ii) Certificates for shares of Warrant Stock purchased upon exercise of this Warrant shall be delivered by the Company to the Purchaser within five business days after the date of the Exercise Time. Unless this Warrant has expired or all of the purchase rights represented hereby have been exercised, the Company shall prepare a new Warrant, substantially identical hereto, representing the rights formerly represented by this Warrant which have not expired or been exercised and shall, within such five-day period, deliver such new Warrant to the Person designated for delivery in the Exercise Agreement.

     (iii) The Warrant Stock issuable upon the exercise of this Warrant shall be deemed to have been issued to the Purchaser at the Exercise Time, and the Purchaser shall be deemed for all purposes to have become the record holder of such Warrant Stock at the Exercise Time.

     (iv) The issuance of certificates for shares of Warrant Stock upon exercise of this Warrant shall be made without charge to the Registered Holder or the Purchaser for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise and the related issuance of shares of Warrant Stock. Each share of Warrant Stock issuable upon exercise of this Warrant shall, upon payment of the Exercise Price therefor, be fully paid and nonassessable and free from all liens and charges with respect to the issuance thereof.

     (v) The Company shall not close its books against the transfer of this Warrant or of any share of Warrant Stock issued or issuable upon the exercise of this Warrant in any manner which interferes with the timely exercise of this Warrant. The Company shall from time to time take all such action as may be necessary to assure that the par value per share of the unissued Warrant Stock acquirable upon exercise of this Warrant is at all times equal to or less than the Exercise Price then in effect.

     (vi) The Company shall assist and cooperate with any Registered Holder or Purchaser required to make any governmental filings or obtain any governmental approvals prior to or in connection with any exercise of this Warrant (including, without limitation, making any filings required to be made by the Company).

     (vii) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a registered public offering or the sale of the Company, the exercise of any portion of this Warrant may, at the election of the holder hereof, be conditioned upon the consummation of the public offering or the sale of the Company in which case such exercise shall not be deemed to be effective until the consummation of such transaction.

     (viii) The Company shall at all times reserve and keep available out of its authorized but unissued shares of Warrant Stock solely for the purpose of issuance upon the exercise of the Warrants, such number of shares of Warrant Stock issuable upon the exercise of all outstanding Warrants. The Company shall take all such actions as may be necessary to assure that all such shares of Warrant Stock may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange upon which shares of Warrant Stock may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance). The Company shall not take any action which would cause the number of authorized but unissued shares of Warrant Stock to be less than the number of such shares required to be reserved hereunder for issuance upon exercise of the Warrants.

     (ix) Upon any exercise of this Warrant, the Company may require customary investment representations from the Registered Holder and the Purchaser to assure that the issuance of the Warrant Stock hereunder shall not require registration or qualification under the Securities Act or any state securities laws.

     1C. Exercise Agreement Upon any exercise of this Warrant, the Exercise Agreement shall be substantially in the form set forth in Exhibit I hereto, except that if the shares of Warrant Stock are not to be issued in the name of the Person in whose name this Warrant is registered, the Exercise Agreement shall also state the name of the Person to whom the certificates for the shares of Warrant Stock are to be issued, and if the number of shares of Warrant Stock to be issued does not include all the shares of Warrant Stock purchasable hereunder, it shall also state the name of the Person to whom a new Warrant for the unexercised portion of the rights hereunder is to be delivered. Such Exercise Agreement shall be dated the actual date of execution thereof.

     1D. Exercise Subject to Gaming Approval. Notwithstanding any other provision of this Warrant, the Registered Holder of this Warrant may only exercise this Warrant upon receipt of any and all required gaming approvals, including without limitation, findings of suitability or licensing requirements from the applicable Gaming Authorities, or waivers or exemptions from such required gaming approvals (collectively, the "Gaming Approvals"). The costs of obtaining Gaming Approval and meeting any other requirements that the Gaming Authorities may impose in connection with such exercise shall be borne solely by the Registered Holder. The Company may require, as a condition to the exercise of this Warrant, that the Registered Holder either (a) certify to the Company that, upon exercise of this Warrant, the Registered Holder will be the beneficial owner of less than five percent (5%) of the outstanding Common Stock, or (b) submit proof of having obtained the requisite Gaming Approvals or an opinion of counsel, reasonably satisfactory to the Company, that no Gaming Approvals are required. For purposes of this Section 1D, beneficial ownership shall be determined in accordance with Rule 13d-3 under the Exchange Act.

     Section 2. Adjustment of Exercise Price and Number of Shares. In order to prevent dilution of the rights granted under this Warrant, the Exercise Price shall be subject to adjustment from time to time as provided in this Section 2, and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be subject to adjustment from time to time as provided in this
Section  2.

     2A. Subdivision or Combination of Common Stock. If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) one or more classes of its outstanding shares of Common Stock into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Warrant Stock obtainable upon exercise of this Warrant shall be proportionately decreased.

     2B. Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Company's assets or other transaction, which in each case is effected in such a way that the holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as "Organic Change." Prior to the consummation of any Organic Change, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders of the Warrants representing a majority of the Warrant Stock obtainable upon exercise of all Warrants then outstanding) to insure that each of the Registered Holders of the Warrants shall thereafter have the right to acquire and receive, in lieu of or addition to (as the case may be) the shares of Warrant Stock immediately theretofore acquirable and receivable upon the exercise of such holder's Warrant, such shares of stock, securities or assets as would have been issued or payable in such Organic Change (if the holder had exercised this Warrant immediately prior to such Organic Change) with respect to or in exchange for the number of shares of Warrant Stock immediately theretofore acquirable and receivable upon exercise of such holder's Warrant had such Organic Change not taken place. In any such case, the Company shall make appropriate provision (in form and substance satisfactory to the Registered Holders of the Warrants representing a majority of the Warrant Stock obtainable upon exercise of all Warrants then outstanding) with respect to such holders' rights and interests to insure that the provisions of this Section 2 and Section 3 shall thereafter be applicable to the Warrants. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Company) resulting from consolidation or merger or the entity purchasing such assets assumes by written instrument (in form and substance satisfactory to the Registered Holders of Warrants representing a majority of the Warrant Stock obtainable upon exercise of all of the Warrants then outstanding), the obligation to deliver to each such holder such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

     2C.  Notices

     (i) Immediately upon any adjustment of the Exercise Price, the Company shall give written notice thereof to the Registered Holder, setting forth in reasonable detail and certifying the calculation of such adjustment.

     (ii) The Company shall give written notice to the Registered Holder at least 20 days prior to the date on which the Company closes its books or takes a record (A) with respect to any dividend or distribution upon the Common Stock,
(B) with respect to any pro rata subscription offer to holders of Common Stock or (C) for determining rights to vote with respect to any Organic Change, dissolution or liquidation.

     (iii) The Company shall also give written notice to the Registered Holders at least 20 days prior to the date on which any Organic Change, dissolution or liquidation shall take place.

     Section 3. Liquidating Dividends. If the Company declares or pays a dividend upon the Common Stock payable otherwise than in cash out of earnings or earned surplus (determined in accordance with generally accepted accounting principles, consistently applied) except for a stock dividend payable in shares of Common Stock (a "Liquidating Dividend"), then the Company shall pay to the Registered Holder of this Warrant at the time of payment thereof the Liquidating Dividend which would have been paid to such Registered Holder on the Warrant Stock had this Warrant been fully exercised immediately prior to the date on which a record is taken for such Liquidating Dividend, or, if no record is taken, the date as of which the record holders of Common Stock entitled to such dividends are to be determined.

     Section 4. Definitions. The following terms have meanings set forth below:

     "Affiliate" shall have the meaning ascribed to such term in Rule 12b2 promulgated by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     "Affiliated Companies" shall mean those companies directly or indirectly affiliated or under common Ownership or Control with the Company, including, without limitation, subsidiaries, holding companies and intermediary companies (as those and similar terms are defined in the Gaming Laws of the applicable Gaming Jurisdictions) that are registered or licensed under applicable Gaming Laws.

     "Board  of  Directors"  means  the  board  of  directors  of  the  Company.

     "Common Stock" means, collectively, the Company's Common Stock and any capital stock of any class of the Company hereafter authorized which is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

     "Company Debt Securities" means any debt securities of the Company having such terms and conditions as shall be approved by the Company and, which, shall comprise all or a portion of the repurchase price.

     "Fair Value" shall mean the value of this Warrant or the securities, assets or other property, issued pursuant to the exercise of this Warrant as determined in good faith by the Board of Directors; provided, however, if at any time such securities are traded on a securities exchange or through the Nasdaq National Market ("Listed Common Stock"), then the "Fair Value" shall be deemed to be the closing price of the securities on such exchange or quotation system, or, if there has been no sales on any such exchange or quotation system on any day, the average of the highest bid and lowest asked prices on such exchange or quotation system as of 4:00 p.m., New York time (the "Listed Fair Value").

     "Gaming" or "Gaming Activities" shall mean the conduct of gaming and gambling activities, race books and sports pools, or the use of gaming devices, equipment and supplies in the operation of a casino, simulcasting facility, card club or other enterprise, including, without limitation, slot machines, gaming tables, cards, dice, gaming chips, player tracking systems, cashless wagering systems and related and associated equipment and supplies.

     "Gaming Authorities" shall mean all Governmental Authorities with authority over Gaming within any Gaming Jurisdiction, and shall include all Liquor Authorities.

     "Gaming Jurisdictions" shall mean all jurisdictions, domestic and foreign, and their political subdivisions, in which Gaming Activities are lawfully conducted.

     "Gaming Laws" shall mean all laws, statutes and ordinances pursuant to which any Gaming Authority possesses regulatory and licensing authority over Gaming within any Gaming Jurisdiction, all orders, decrees, rules and regulations over Gaming promulgated by such Gaming Authority thereunder, all written and unwritten policies of the Gaming Authorities, and all interpretations by the Gaming Authorities of laws, statutes, ordinances, rules and regulations.

     "Gaming Licenses" shall mean all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises and entitlements issued by a Gaming Authority necessary for or relating to the conduct of Gaming Activities.

     "Governmental Authority" shall mean any government or any agency, public or regulatory authority, licensing body, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any government or political subdivision thereof, in each case, whether foreign or domestic and whether national, federal, tribal, state, regional, local or municipal.

     "Liquor Authorities" shall mean all Governmental Authorities with regulatory and licensing authority over the sale or service of alcoholic beverages within any Gaming Jurisdiction.

     "Ownership or Control" (and derivatives thereof) shall mean (i) ownership of record, (ii) "beneficial ownership" as defined in Rule 13d 3 or Rule 16a1(a)(2) promulgated by the SEC under the Exchange Act, (iii) the power to direct and manage, by agreement, contract, agency or other manner, the voting or management rights or disposition of securities of the Company, and/or (iv) definitions of ownership or control under applicable Gaming Laws.

     "Person" shall mean an individual, partnership, corporation, limited liability company, trust or other entity.

     "Plan" shall mean the First Amended Joint Plan of Reorganization of Tropicana Entertainment, LLC and Certain of Its Debtor Affiliates Under Chapter 11 of the Bankruptcy Code.

     "Redemption Date" shall mean the date set forth in the Redemption Notice by which the securities Owned or Controlled by an Unsuitable Person are to be redeemed by the Company.

     "Redemption Notice" shall mean that notice of redemption sent by the Company to an Unsuitable Person (or an Affiliate thereof) if (x) a Gaming Authority requires the Company, or (y) the Board of Directors, in its discretion and based on reasonably verifiable information or information received from a Gaming Authority, deems it necessary or advisable, to redeem such Unsuitable Person's securities. Each Redemption Notice shall set forth: (i) the Redemption Date; (ii) the number of shares of securities to be redeemed; (iii) the Redemption Price and the manner of payment therefor; (iv) the place where certificates for such shares shall be surrendered for payment; and (v) any other requirements of surrender of the certificates, including how they are to be endorsed, if at all.

     "Redemption Price" shall mean the per share price for the repurchase of this Warrant, or securities issuable upon exercise of this Warrant, pursuant to
Section 7 hereof, which shall be that price (if any) required by the Gaming Authority making the finding of unsuitability to be paid, or if such Gaming Authority does not require a certain price per share to be paid, the Redemption Price shall be equal to the lesser of the Fair Value of the Repurchase Securities on the Date of Issuance or the Fair Value of the Repurchase
Securities  on  the  Redemption  Date.

     "Unsuitable Person" shall mean a Person who Owns or Controls any securities of the Company or any securities of or interest in any Affiliated Company (i) that is determined by a Gaming Authority, or that has been notified by the staff of a Gaming Authority that it will recommend that the Gaming Authority determine the Person to be, unsuitable, unqualified or disqualified to Own or Control such securities or unsuitable to be connected with a Person engaged in Gaming
Activities in that Gaming Jurisdiction, or (ii) who, in the discretion of the Board of Directors, based on reasonably verifiable information or information received from a Gaming Authority, is deemed likely to preclude or materially delay, impede, impair or jeopardize the Company's or any Affiliated Company's application for or ability to obtain, right to the use of or ability to reinstate or retain any Gaming License, or to result in the imposition of materially burdensome terms of or conditions on any Gaming License.

     "Warrant Stock" means the Company's Common Stock, par value $0.01 per share; provided that if there is a change such that the securities issuable upon exercise of the Warrants are issued by an entity other than the Company or there is a change in the type or class of securities so issuable, then the term "Warrant Stock" shall mean one share of the security issuable upon exercise of the Warrants if such security is issuable in shares, or shall mean the smallest unit in which such security is issuable if such security is not issuable in shares. Other capitalized terms used in this Warrant but not defined herein shall have the meanings set forth in the Plan.

     Section 5. No Voting Rights; Limitations of Liability. This Warrant shall not entitle the holder hereof to any voting rights or other rights as a stockholder of the Company. No provision hereof, in the absence of affirmative action by the Registered Holder to purchase Warrant Stock, and no enumeration herein of the rights or privileges of the Registered Holder shall give rise to any liability of such holder for the Exercise Price of Warrant Stock acquirable by exercise hereof or as a stockholder of the Company.

     Section 6. Warrant Not Transferable. This Warrant is not transferable, in whole or in part. This Warrant may only be exercised by the Registered Holder hereof.

     Section 7. Repurchase of Warrants. If at any time (x) a Gaming Authority finds that a Registered Holder hereof is an Unsuitable Person, or (y) the Board of Directors, in its discretion and based on reasonably verifiable information or information received from a Gaming Authority deems it necessary or advisable, this Warrant and the securities issuable upon exercise of this Warrant (together, the "Repurchase Securities") shall be subject to repurchase by the Company at any time at the sole discretion of the Company. The terms and conditions of such repurchase shall be as follows:

     1. the Company shall serve a Redemption Notice on the Registered Holder and shall purchase this Warrant or the securities issuable upon exercise of this Warrant on the Redemption Date and for the Redemption Price set forth in the Redemption Notice;

     2. from and after the Redemption Date, such securities shall no longer be deemed to be outstanding and all rights of the Unsuitable
          Person or any Affiliate of the Unsuitable Person therein, other than the right to receive the Redemption Price, shall cease;

     3. the Unsuitable Person shall surrender the certificates for any securities to be redeemed in accordance with the requirements of the Redemption Notice;

     4. the Redemption Price may be paid in cash, or Company Debt Securities, or both, as required by the applicable Gaming Authority and, if not so required, as the Company elects in its sole discretion;

     5. if less than all of the Repurchase Securities held or otherwise owned by a Registered Holder are to be repurchased, the Repurchase Securities to be repurchased shall be selected in such manner as shall be determined by the Company's in its sole discretion, which may include selection of the most recently acquired Repurchase Securities, selection of Repurchase Securities by lot, or selection of Repurchase Securities in such other manner as shall be determined by the Company;

     6. beginning on the date when a Gaming Authority serves notice of unsuitability on the Company, or the date when the Registered Holder hereof otherwise become an Unsuitable Holder, it shall be unlawful for the Unsuitable Holder (a) to receive any dividend or interest or any payment or distribution of any kind, including of any share of the distribution of profits or cash or any other property, or payments upon dissolution, from the Company, other than a return of capital as required above, (b) to exercise directly or through any proxy, trustee or nominee any voting right conferred by the Registered Holder's interest in the company, (c) to participate in the management of the Company or (d) to receive any remuneration (other than the Repurchase Price) in any form the Company or from any company holding a gaming license for services rendered or otherwise; and

     7. other such terms and conditions as the Company shall determine in its sole discretion.

     Section 8. Warrant Exchangeable for Different Denominations. This Warrant is exchangeable, upon the surrender hereof by the Registered Holder at the principal office of the Company, for new Warrants of like tenor representing in the aggregate the purchase rights hereunder, and each of such new Warrants shall represent such portion of such rights as is designated by the Registered Holder at the time of such surrender. The date the Company initially issues this Warrant shall be deemed to be the "Date of Issuance" hereof regardless of the number of times new certificates representing the unexpired and unexercised rights formerly represented by this Warrant shall be issued. All Warrants representing portions of the rights hereunder are referred to herein as the "Warrants."

     Section 9. Replacement. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the Registered Holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing this Warrant, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the holder is a financial institution or other institutional investor its own agreement shall be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the same rights represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

     Section 10. Notices . Except as otherwise expressly provided herein, all notices, demands or other communications referred to in this Warrant shall be in writing and shall be deemed to have been given (i) when delivered personally to the recipient, (ii) when sent to the recipient by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; but if not, then on the next business day, (iii) one business day after it is sent to the recipient by reputable overnight courier service (charges prepaid) or (iv) three days after it is mailed to the recipient by first class mail, return receipt requested, and shall be addressed (a) to the Company, at its principal executive offices and (b) to the Registered Holder of this Warrant, at such holder's address as it appears in the records of the Company (unless otherwise indicated by any such holder).

     Section 11. Amendment and Waiver. Except as otherwise provided herein, the provisions of the Warrants may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the written consent of the Registered Holders of Warrants representing a majority of the shares of Warrant Stock obtainable upon exercise of the Warrants; provided that no such action may change the Exercise Price of the Warrants or the number of shares or class of stock obtainable upon exercise of each Warrant without the written consent of the Registered Holders of Warrants representing at least 80% of the shares of Warrant Stock obtainable upon exercise of the Warrants.

     Section 12. Descriptive Headings; Governing Law . The descriptive headings of the several Sections and paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. The corporation laws of the State of Delaware shall govern all issues concerning the relative rights of the Company and its stockholders. All other questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by the internal law of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

                                *    *    *    *

     IN WITNESS WHEREOF, the Company has caused this Warrant to be signed and attested by its duly authorized officers under its corporate seal and to be dated the Date of Issuance hereof.

                                            TROPICANA ENTERTAINMENT INC.


                                            By:  _______________________________
                                                  Scott Butera, President & CEO





[Corporate Seal]
Attest:  Marc Rubenstein


_________________________
Secretary

                                                                       EXHIBIT I
                               EXERCISE AGREEMENT

                                                        Dated:

To: Tropicana Entertainment Inc.
Attn: Marc Rubinstein
3930 Howard Hughes Parkway, 4th Floor
Las Vegas, NV 89169
Fax: (702)589-3889
E-mail: mrubinstein@tropicanaentertainment.com

     The undersigned, pursuant to the provisions set forth in the attached Warrant (Certificate No. W-[__]), hereby agrees to subscribe for the purchase of [______________] shares of the Warrant Stock covered by such Warrant and makes payment herewith in full therefor at the price per share provided by such Warrant.

                                                Signature ______________________

                                                Address   ______________________